

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Mark E. Ties
Chief Financial Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

      Re: XATA Corporation
            Form 10-Q for the Quarterly Period Ended March 31, 2010
            File No. 000-27166

Dear Mr. Ties:

      We have completed our review of your Form 10-Q and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen G. Krikorian
                    Accounting Branch Chief